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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)*


                                 TRIBUNE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock (Without Par Value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   896047 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Thomas E. Chomicz, Esq.
                               John P. Vail, Esq.
                               Quarles & Brady LLP
                       500 West Madison Street, Suite 3700
                             Chicago, Illinois 60661
                                 (312) 715-5000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 15, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 896047 10 7              SCHEDULE 13D
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Robert R. McCormick Tribune Foundation
    I.R.S. Identification No. 36-3689171
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Illinois
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    37,981,988
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    -0-
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    37,981,988
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

           37,981,988
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

           12.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

                        AMENDMENT NO. 10 TO SCHEDULE 13D

         This Amendment No. 10 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") by the Robert R. McCormick Tribune Foundation (the "Foundation") on November 20, 1990 is being filed to report a plan adopted by the Foundation pursuant to the resolutions of the board of directors, unanimously approved at a meeting on December 15, 2005, to sell a portion of its shares of common stock of Tribune Company (the "Issuer") in order to raise cash needed by the Foundation for its operations and charitable activities.


ITEM 2.        IDENTITY AND BACKGROUND.

         Schedule A to the originally filed Schedule 13D, as amended in previous Amendments, which sets forth the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any other organization in which such employment is conducted) and the citizenship of each of the executive officers and directors of the Foundation, is amended in its entirety as set forth in Schedule A attached hereto.

ITEM 4.        PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety to report that:

         With respect to the shares of common stock of the Issuer ("Common Stock") owned by the Foundation, the Foundation will be engaged in a continuing evaluation of the Issuer's financial condition, operations and prospects, other business and investment opportunities, economic conditions and conditions in domestic and foreign stock, money, exchange and other markets as well as the Foundation's financial condition, operations and long and short-term financial needs to carry out its exempt purposes. Based upon such evaluation and the course of future developments, the Foundation reserves the right to take such actions as it deems appropriate in light of the circumstances existing at the time, including, without limitation, making additional purchases of Common Stock or disposing of its shares of Common Stock in the open market, block trades, privately negotiated transactions or otherwise.

         On December 15, 2005, the Board of Directors of the Foundation adopted a plan that authorized the President of the Foundation to sell shares of Common Stock in the aggregate amount of $45.0 million at any time, or from time to time, over a period commencing December 15, 2005 and ending December 31, 2006 in
(a) market transactions in accordance with Rule 144 promulgated under the Securities Act of 1933 (the "Act"), (b) private transactions otherwise exempt from registration requirements of the Act, (c) pursuant to the Issuer's buyback program, or (d) any combination of the foregoing, for the purpose of raising cash for ongoing operations and charitable programs. The President, based on consultation with and advice from the Foundation's investment adviser and without further participation or input from the Board, was granted the authority to determine the manner of any sale or sales of Common Stock, the timing of any sale or sales of Common Stock, the price at which any sale or sales will be made and the amount of Common Stock to be sold at any one time; provided, however, that any sale or sales of Common Stock in private transactions shall be approved only if such investment adviser provides its written opinion that such sale or sales provide the Foundation with fair market value for the Common Stock being sold. The plan was intended to constitute a plan and/or arrangement that satisfies the requirements of Rule 10b5-1(c)(1) and/or (2) under the Securities Exchange Act of 1934 and be interpreted to comply with such requirements so as to make available an affirmative defense to insider trading liability thereunder.

         On occasion the Foundation has in the past made grants of shares of Common Stock in furtherance of its charitable purposes. Although the Foundation does not have any specific plan or proposal to make charitable grants of shares of Common Stock, the Foundation reserves the right to do so.

         Other than as set forth above, the Foundation currently has no specific plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and (c) are hereby amended and restated in their entirety to report that:

         (a) As of the date hereof, the Foundation beneficially owns 37,981,988 shares of Common Stock, which represents approximately 12.3% of the outstanding shares of Common Stock. This percentage is based upon an aggregate of 308,021,283 shares of Common Stock being issued and outstanding at October 21, 2005 according to the Form 10-Q filed by the Issuer with the Commission for the quarterly period ending September 25, 2005. This number of outstanding shares excludes 83,441,765 shares of Common Stock held by subsidiaries and affiliates of the Issuer. It is the foregoing percentage that is reported on the cover page of this Amendment No. 10 to Schedule 13D.

         To the best knowledge of the Foundation, Schedule B attached hereto and incorporated herein sets forth the number and percentage of shares of Common Stock beneficially owned by each executive officer or director of the Foundation.

         (c) The Foundation has not effected during the past 60 days any transaction in any shares of Common Stock.

         To the best knowledge of the Foundation, Schedule C attached hereto and incorporated herein sets forth all transactions in shares of Common Stock effected during the past 60 days by any executive officer or director of the Foundation.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits to this Amendment No. 10 to Schedule 13D.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 22, 2005                       ROBERT R. McCORMICK TRIBUNE FOUNDATION


                                        By: /s/ David L. Grange
                                            -----------------------
                                            David L. Grange
                                            President

                                   SCHEDULE A


                        EXECUTIVE OFFICERS AND DIRECTORS
                    OF ROBERT R. McCORMICK TRIBUNE FOUNDATION


         Set forth below are the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any other organization in which such employment is conducted, of each executive officer and director of the Foundation. Each person listed below is a citizen of the United States.


Name and Residence                    Principal Occupation or Employment
------------------                    ----------------------------------

Donald Cooke                          Robert R. McCormick Tribune Foundation (1)
723 Woodlawn Avenue                   Senior Vice President for Philanthropy and
Lake Forest, IL 60045                   Secretary
                                      Cantigny Foundation (2)
                                      Secretary
                                      Cantigny First Division Foundation (2)
                                      Assistant Secretary

Victoria Shire Dinges                 Robert R. McCormick Tribune Foundation (1)
2504 Thayer Street                    Vice President of External Affairs
Evanston, IL 60201                    Cantigny Foundation (2)
                                      Vice President of External Affairs
                                      McCormick Tribune Freedom Museum (3)
                                      Vice President of External Affairs and
                                        Assistant Secretary

James C. Dowdle (7)                   Tribune Company (4)
1040 Romona Road                      Retired
Wilmette, Illinois 60091

Dennis J. FitzSimons (7)              Tribune Company (4)
72 Woodley Road                       Chairman, President and Chief Executive
Winnetka, IL 60093                      Officer
                                      Robert R. McCormick Tribune Foundation (1)
                                      Chairman of the Board
                                      Cantigny Foundation (2)
                                      Chairman of the Board
                                      Cantigny First Division Foundation (2)
                                      Chairman of the Board
                                      McCormick Tribune Freedom Museum (3)
                                      Chairman of the Board

SCHEDULE A CONTINUED

David L. Grange                       Robert R. McCormick Tribune Foundation (1)
27 West 631 Swan Lake Drive           President
Wheaton, Illinois 60187               Cantigny Foundation (2)
                                      President
                                      Cantigny First Division Foundation (2)
                                      President
                                      McCormick Tribune Freedom Museum (3)
                                      President

David D. Hiller (7)                   Chicago Tribune Company (5)
1448 N. Lakeshore Drive               President, Publisher and Chief Executive
Apt. 12C                                Officer
Chicago,  IL  60610

John W. Madigan (7)                   Tribune Company (4)
1160 Laurel Avenue                    Retired
Winnetka, Illinois 60093

Louis J. Marsico, Jr.                 Robert R. McCormick Tribune Foundation (1)
740 Longview Lane                     Senior Vice President of Operations and
Palatine, Illinois 60067                Treasurer
                                      Cantigny Foundation (2)
                                      Senior Vice President of Operations and
                                        Treasurer
                                      Cantigny First Division Foundation (2)
                                      Senior Vice President of Operations and
                                        Treasurer
                                      McCormick Tribune Freedom Museum (3)
                                      Senior Vice President of Operations and
                                        Treasurer

Scott C. Smith (7)                    Tribune Publishing Company (6)
1361 Hackberry Lane                   President
Winnetka, IL 60094




----------------------------------

(1) The address of the Robert R. McCormick Tribune Foundation is 435 North Michigan Avenue, Suite 770, Chicago, Illinois 60611-4041.
(2) The address of the Cantigny Foundation and the Cantigny First Division Foundation is 1 S 151 Winfield Road, Wheaton, Illinois 60187.
(3) The address of the McCormick Tribune Freedom Museum is 435 North Michigan Avenue, Chicago, Illinois 60611.
(4) The address of the Tribune Company is 435 North Michigan Avenue, Chicago, Illinois 60611.
(5) A subsidiary of the Issuer. The address of the Chicago Tribune Company is 435 North Michigan Avenue, Chicago, Illinois 60611.
(6) A subsidiary of the Issuer. The address of the Tribune Publishing Company is 435 North Michigan Avenue, Chicago, Illinois 60611.
(7) Each of these individuals is a director of both the Cantigny Foundation and the Robert R. McCormick Tribune Foundation.

                                   SCHEDULE B

                         BENEFICIAL OWNERSHIP OF SHARES
                      OF COMMON STOCK BY EXECUTIVE OFFICERS
                         AND DIRECTORS OF THE FOUNDATION



                                  Aggregate Number of     Percent                                    Sole Power
                                 Shares of Common Stock     Of      Sole Power to   Shared Power to      to         Shared Power
        Name                    Beneficially Owned(1)(3)  Class(2)      Vote             Vote          Dispose       To Dispose
        ----                    ------------------------  --------  -------------   ---------------  ----------     ------------
Donald Cooke                               0                 *            0                0              0               0

Victoria Shire Dinges                      0                 *            0                0              0               0

James C. Dowdle                          0 (4)               *            0                0              0               0

Dennis J. FitzSimons                1,927,310 (5)(6)         *        1,927,310            0          1,927,310           0

David L. Grange                            0                 *            0                0              0               0

David D. Hiller                      846,637 (5)(7)          *         846,637             0           846,637            0

John W. Madigan                       2,125,501 (8)          *        2,125,501            0          2,125,501           0

Louis J. Marsico, Jr.                     502                *           502               0             502              0

Scott C. Smith                       748,613 (5)(9)          *         748,613             0           748,613            0


--------------------

*    Less than 1%

(1)  Any fractional shares have been rounded.

(2) Based on 308,021,283 shares of Common Stock outstanding at October 21, 2005 as reported in the Issuer's Form 10-Q filed for the quarterly period ended September 25, 2005. This excludes 83,441,765 shares held by subsidiaries and affiliates of the Issuer.

(3) The number of shares shown in these columns includes the rights to acquire shares pursuant to stock options which are included in the aggregate number of shares beneficially owned by such executive officer or director.

(4) Excludes 200,000 shares of Common Stock owned by the Sally S. Dowdle 2005 Grantor Retained Annuity Trust, an irrevocable trust for which Mr. Dowdle's wife Sally S. Dowdle is the trustee and over which Mr. Dowdle does not have any voting or investment power and 11,030 shares of Common Stock owned by the Sally S. Dowdle Revocable Trust dated March 3, 1999 over which Mr. Dowdle does not have any voting or investment power. Also excludes 4,300,800 shares of Common Stock owned by Cantigny Foundation, an Illinois not-for-profit corporation ("Cantigny") of which Mr. Dowdle is a director.

(5) Includes shares of Common Stock beneficially owned by this individual under the Tribune Company 401(k) Savings Plan. These individuals have the right to direct the voting of shares allocated to their accounts.

(6) Includes rights to acquire 1,444,786 shares of Common Stock pursuant to stock options which are available for exercise within 60 days. Excludes 1,605 shares owned by family members of Mr. FitzSimons and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. FitzSimons is a director.

(7) Includes rights to acquire 611,318 shares of Common Stock pursuant to stock options which are available for exercise within 60 days. Excludes 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Hiller is a director.

(8) Includes rights to acquire 1,723,933 shares of Common Stock pursuant to stock options which are available for exercise within 60 days. Excludes 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Madigan is a director.

(9) Includes rights to acquire 529,894 shares of Common Stock pursuant to stock options which are available for exercise within 60 days. Excludes 800 shares owned by Mr. Smith's wife and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Smith is a director.

                                   SCHEDULE C

                     TRANSACTIONS IN SHARES OF COMMON STOCK
                  EFFECTED DURING THE PAST 60 DAYS BY EXECUTIVE
                    OFFICERS AND DIRECTORS OF THE FOUNDATION

1. Mr. FitzSimons received 99.66 dividend shares of Common Stock pursuant to a Deferred Performance Equity Plan on December 8, 2005, with a value of $30.89 per share as of the closing on such date.

2. Mr. Hiller received 78.44 dividend shares of Common Stock pursuant to a Deferred Performance Equity Plan on December 8, 2005, with a value of $30.89 per share as of the closing on such date and made a gift of 3,225 shares on December 15, 2005.

3. Mr. Marsico purchased 6.091 shares of Common Stock on November 3, 2005 at the purchase price of $32.48 per share (exclusive of brokerage commissions and discounts). The transaction was effected as a brokerage transaction through New York Stock Exchange composite trading.

4.   Mr. Smith made a gift of 810 shares of Common Stock on December 16, 2005.



                                       C-1